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                                                                    EXHIBIT 12.1
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                           LEINER HEALTH PRODUCTS INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)


                                                                FISCAL YEARS ENDED MARCH 31,
                                                 2000(1)         1999         1998          1997(2)        1996
                                                 -------        -------     --------        -------      --------
Net income (loss)                                $ 4,872        $10,307     $(17,417)       $ 7,638      $  1,166
Extraordinary item                                     -              -        1,109          2,756             -
Income taxes                                       3,098          8,034        1,196          8,028         4,686
Fixed charges                                     35,428         31,803       21,242          9,866        11,484
                                                 -------        -------     --------        -------      --------
     Earnings                                    $43,398        $50,144     $  6,130        $28,288      $ 17,336
                                                 =======        =======     ========        =======      ========
Fixed charges:
Interest expense, net                            $31,123        $28,732     $ 19,494        $ 8,281      $  9,924
Interest portion of rent expense                   4,305          3,071        1,748          1,585         1,560
                                                 -------        -------     --------         -------      --------
     Total fixed charges                         $35,428        $31,803     $ 21,242        $ 9,866      $ 11,484
                                                 =======        =======     ========        =======      ========
     Ratio of earnings to fixed charges(3)           1.2            1.6            -            2.9           1.5
                                                 =======        =======     ========        =======      ========


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(1)      On December 17, 1999, the Company acquired substantially all of the assets of Granutec, Inc. and Stanley Pharmaceuticals Ltd. and certain related assets of Novopharm Limited. The acquisition was accounted for using the purchase method of accounting. Accordingly, the operating results of the acquired operations of Granutec and Stanley since the date of the acquisition to March 31, 2000, are included in the consolidated results of operations of the Company for the year ended March 31, 2000.

(2) On January 30, 1997, the Company purchased Vita Health. The Vita Health acquisition was accounted for under the purchase method of accounting. Consequently, the results of operations of Vita Health were included in the consolidated financial results of the Company from the date of the Acquisition to March 31, 1997.

(3) In calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees, whether capitalized or expensed, plus one-third of rental expense under operating leases (the portion that has been deemed by the Company to be representative of an interest factor). Earnings were inadequate to cover fixed charges by $15.1 million for the year ended March 31, 1998.